Exhibit 99.3

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto approves US$293 million (C$300m) for continued Canadian iron ore expansion and studies
4 September 2008
Rio Tinto continues to advance its three-phased strategy that would see the Iron Ore Company of Canada’s annual concentrate production expand by 50 per cent to 26 million tonnes by 2011.
Rio Tinto today approved the $US193 million capital expenditure (Rio Tinto share $US102 million) magnetite plant expansion to an annual capacity of 22.8 million tonnes.
Rio Tinto has also approved US$75 million (Rio Tinto share US$44 million) for completion of a feasibility study on the third-phase expansion, to extend annual capacity to 26 million tonnes and purchase of long-lead items.
Overall, taking into account earlier preparatory work, a total of US$768 million has now been committed to the expansions (Rio Tinto share US$451 million).
“The iron ore market remains tight and our substantial reinvestment in our operations in Canada and worldwide demonstrates the confidence we have in that market,” Rio Tinto chief executive iron ore and IOC chairman Sam Walsh said.
“The significant improvement in IOC operational efficiency is now being reflected in a more aggressive expansion timetable. We are targeting an annual production run-rate of 26 million tonnes of concentrate in late 2011,” he said.
“A number of new market opportunities are emerging for both concentrate and pellet products and it is important that IOC extracts maximum efficiency from its existing infrastructure and plant.”
The phased expansion has significant and sustainable local benefits, particularly in employment opportunities.
The IOC expansion follows on from the July announcement of a US$2.15 billion expansion of the Corumbá iron ore mine in Brazil. Rio Tinto has now spent or committed US$11 billion since the current expansion phase commenced in 2003, towards its goal to reach an annual iron ore capacity of more than 600 million tonnes.
1.	Rio Tinto’s attributable share of Iron Ore Company of Canada’s production is 58.7 per cent

2.	Rio Tinto’s attributable share of global iron ore production beyond 600 Mtpa is approximately 85 per cent
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Gervase Greene
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Nick Cobban	Ian Head
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Nigel Jones	Dave Skinner
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David Ovington	Simon Ellinor
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Jason Combes
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Email: questions@riotinto.com
Website: www.riotinto.com
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